From:	**Dennis Ekstrom** <dennis@getfathom.co>
To:	**Ani Mehta** <ani@getfathom.co>
Subject:	Fwd: Fathom Crowdfunding Campaign
Date:	05.11.2022 16:54:49 (+01:00)

---------- Forwarded message ---------
From: **Dennis Ekstrom** <dennis@getfathom.co>
Date: Sat, Nov 5, 2022 at 3:39 PM
Sub ect: Fathom Crowdfundin Campai n
To: [redacted]

Tjena Lukas och Leo,

Hoppas allt är bra med er!

Det här mailet är en uppdatering i hur det går med vår startup. De senaste månaderna har vi fokuserat på två saker:

1. Bygga en prototyp för vår första produkt: Fathom ONE
2. Förbereda en equity-baserad crowdfunding kampanj

Nu är prototypen är klar och vi är redo att lansera kampanjen på wefunder.com!


FATHOM

Vi kommer inom några veckor att släppa kampanjen publikt, men ville dela med er först och tacka så mycket för ert intresse och de diskussioner vi haft.

Länk till kampanjen

Dela gärna denna med personer ni tror kan vara intresserade.

Tack för allt!

Dennis

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Dennis Ekström
Co-Founder and CTO, Fathom Technologies
[redacted] | dennis@getfathom.co

From:	**Dennis Ekstrom** <dennis@getfathom.co>
To:	**Ani Mehta** <ani@getfathom.co>
Subject:	Fwd: Fathom Crowdfunding Campaign
Date:	05.11.2022 16:55:10 (+01:00)

---------- Forwarded message ---------
From: **Dennis Ekstrom** <dennis@getfathom.co>
Date: Sat, Nov 5, 2022 at 3:13 PM
Sub ect: Fathom Crowdfundin Campai n
To: [redacted]

Tjena Jevve,

Hoppas allt är bra med dig!

Det här mailet är en uppdatering i hur det går med vår startup. De senaste månaderna har vi fokuserat på två saker:

1. Bygga en prototyp för vår första produkt: Fathom ONE
2. Förbereda en equity-baserad crowdfunding kampanj

Nu är prototypen är klar och vi är redo att lansera kampanjen! Vi kommer inom några veckor att släppa den publikt, men ville dela med dig först och tacka så mycket för hjälpen med att sätta mig i kontakt med investerare. Jens från Almi är en av personerna som rekommenderade crowdfunding för oss och som vi fått tidig feedback på kampanjen av.

Länk till kampanjen

Dela gärna denna med personer du tror kan vara intresserade.

Tack för allt!

Dennis

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Dennis Ekström
Co-Founder and CTO, Fathom Technologies
[redacted] | dennis@getfathom.co

From:	**Dennis Ekstrom** <dennis@getfathom.co>
To:	[redacted]
BCC:	**ani@getfathom.co** <ani@getfathom.co>
Subject:	Fathom Crowdfunding Campaign
Date:	05.11.2022 17:31:34 (+01:00)

Tjena Andreas,

Hoppas allt är bra med dig!

Det här mailet är en uppdatering i hur det går med vår startup. De senaste månaderna har vi fokuserat på två saker:

1. Bygga en prototyp för vår första produkt: Fathom ONE
2. Förbereda en ägarbaserad crowdfunding kampanj

Nu är prototypen är klar och vi är redo att lansera kampanjen! Vi kommer inom några veckor att släppa den publikt, men ville dela med dig först och tacka så mycket för diskussionerna i somras.

Länk till kampanjen

Vore väldigt uppskattat om du vill dela länken till personer du tror kan vara intresserade av att investera. Jag tar gärna emot frågor eller sätter upp möten med de som vill prata.

Tack!

Dennis

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Dennis Ekström
Co-Founder and CTO, Fathom Technologies
[redacted] | dennis@getfathom.co

From:	**Dennis Ekstrom** <dennis@getfathom.co>
To:	[redacted]
BCC:	**ani@getfathom.co** <ani@getfathom.co>
Subject:	Fathom Crowdfunding Campaign
Date:	05.11.2022 16:54:31 (+01:00)

Tjena Jonas och Magnus,

Hoppas allt är bra med er!

Det här mailet är en uppdatering i hur det går med vår startup. De senaste månaderna har vi fokuserat på två saker:

1. Bygga en prototyp för vår första produkt: Fathom ONE
2. Förbereda en equity-baserad crowdfunding kampanj

Nu är prototypen är klar och vi är redo att lansera kampanjen på wefunder.com!


FATHOM

Vi kommer inom några veckor att släppa kampanjen publikt, men ville dela med er först och tacka så mycket för det fina samarbetet med Topick hittills. Det har varit av enorm betydelse för att kunna ta Fathom dit vi är idag. Nu hoppas vi på en riktigt framgångsrik kampanj så vi kan gasa ordentligt sen!

Länk till kampanjen

Det vore oerhört uppskattat om ni ville dela denna med personer ni tror kan vara intresserade av att investera. Säg till om frågor dyker upp. Jag tar gärna samtal med personer som visar intresse.

Tack för allt!

Dennis

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Dennis Ekström
Co-Founder and CTO, Fathom Technologies
[redacted] | dennis@getfathom.co

From: **Dennis Ekstrom** <dennis@getfathom.co>
To: [redacted]
CC: **Ani Mehta** <ani@getfathom.co>
Subject: Fathom Crowdfunding Campaign
Date: 07.11.2022 17:12:20 (+01:00)

Tjena Ted!

Det här är produkten jag och Ani har pysslat med senaste 18 månaderna. Vet att du hört om den både från Ani och Rasmus.

https://wefunder.com/fathom.technologies/

Vad tycker du? :)

Det vore enormt uppskattat om du ville dela länken i ditt nätverk med personer du tror skulle kunna vara intresserade av att investera.

Om de har frågor kan du bara ge dem mitt eller Ani's telefonnummer (Ani's är +1 (917) 838-1184) eller mail (Ani är på CC)

Dennis

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Dennis Ekström
Co-Founder and CTO, Fathom Technologies
[redacted]| dennis@getfathom.co

From: **Ani Mehta** <ani@getfathom.co>
To: [redacted]
CC: **Dennis Ekstrom** <dennis@getfathom.co>
Subject: Re: Fathom follow up
Date: 07.11.2022 11:50:08 (+01:00)

Hi Pae --

Hope you are well!

I wanted to share with you the latest progress of our startup. Over the last couple of months we're been pushing on two primary fronts:

1. Getting the prototype finished for our first product: Fathom ONE
2. Preparing to launch our equity crowdfunding campaign

We wanted to share this with you as a courtesy for having given us your time and consideration.

Our crowdfunding campaign

Thank you!

Best,
Ani

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ani Mehta
Founder and CEO, Fathom Technologies
[redacted] | ani@getfathom.co

On Mon, Jul 11, 2022 at 9:52 AM Ani Mehta <ani@getfathom.co> wrote:

> Hi Pae --
>
> Thanks very much for your response. We enjoyed talking with you and learning from you.
>
> We will certainly keep in touch.
>
> Best,
> Ani
>
> **Ani Mehta**
> Founder and CEO, Fathom Technologies
> [redacted] | ani@getfathom.co
>
> On Sat, Jul 9, 2022 at 2:46 AM Pae Wu [redacted] wrote:
>
>> hey Ani and Dennis - thanks for sharing. I think your objectives are laudable and certainly relevant to the "new normal". a core aspect I always look for is a hard core technical moat -- science-based insights or the creation of new IP that's foundational to a technological solution. At this time, your first product, though i think could be absolutely popular, doesn't seem to me to possess a deep enough IP moat. I'd definitely be down to stay in touch as y'all evolve on your product development, if you'd be willing.
>>
>> Thanks for sharing your ideas with me and for the fun discussion -- do stay in touch.
>> p
>>
>> **IBSF Batch 12 DEMO DAY VIDEO**
>>
>> **CHECK OUT IBSF BATCH 12 HERE**
>>
>> **Pae Wu, Ph.D.**
>>
>> CTO, IndieBio / General Partner, SOSV

Note: This email has been sent in line with SOSV's Communication Policy

On Fri, Jul 1, 2022 at 7:35 AM Ani Mehta <ani@getfathom.co> wrote:

Hi Pae --

Attached please see a short write-up on the "big picture" behind the challenges we see and what motivates us in our efforts with Fathom.

Hopefully, this addresses some of the points/questions you raised during our call. Would love to have a follow-on call with you.

Thank you

Ani

Ani Mehta
Founder and CEO, Fathom Technologies
[redacted] | ani@getfathom.co

Note: This email has been sent in line with SOSV's Communication Policy

From:	**Ani Mehta** <ani@getfathom.co>
To:	[redacted]
Subject:	Our crowdfunding camapign
Date:	07.11.2022 10:45:48 (+01:00)

Hey buddy

Hope you are well!

I wanted to share with you the latest progress of our startup. Over the last couple of months we're been pushing on two primary fronts:

1. Getting the prototype finished for our first product: Fathom ONE
2. Preparing to launch our equity crowdfunding campaign

We are now at a point where we're ready to introduce both of these to the world. And I wanted to share the latest with you as soon as possible.

Our crowdfunding campaign

Would really appreciate it if you could have a look. Feel free to share this with anyone you think might be interested.

Thanks as always!

Best,
Ani

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ani Mehta
Founder and CEO, Fathom Technologies
[redacted] ani@getfathom.co

From:	**Ani Mehta** <ani@getfathom.co>
To:	[redacted]
Subject:	Our crowdfunding camapign
Date:	07.11.2022 10:29:44 (+01:00)

Hey oh!

I wanted to share with you the latest on our startup. Over the last couple of months we're been pushing on two primary fronts:

1. Getting the prototype finished for our first product: Fathom ONE
2. Preparing to launch our equity crowdfunding campaign

We are now at a point where we're ready to introduce both of these to the world. And I wanted to share the latest with you as soon as possible.

Our crowdfunding campaign

Would really appreciate it if you could have a look. Feel free to share this with anyone you think might be interested.

Thanks for everything! I'll call you this week to catch up.

Best,
Ani

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ani Mehta
Founder and CEO, Fathom Technologies
[redacted] | ani@getfathom.co

From: **Ani Mehta** <ani@getfathom.co>
To: [redacted]
BCC: **Dennis Ekstrom** <dennis@getfathom.co>
Subject: Our crowdfunding campaign
Date: 07.11.2022 10:20:18 (+01:00)

Hi Andrew

I hope you are doing well!

I am reaching out to report on the progress of our startup. Over the last couple of months we're been pushing on two primary fronts:

1. Getting the prototype finished for our first product: Fathom ONE
2. Preparing to launch our equity crowdfunding campaign

We are now at a point where we're ready to introduce both of these to the world. And I wanted to share the latest with you as soon as I could.

Our crowdfunding campaign

Would really appreciate it if you could have a look. Feel free to share this with anyone you think might be interested.

Thanks for everything!

Best,
Ani

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ani Mehta
Founder and CEO, Fathom Technologies
[redacted] | ani@getfathom.co

From: **Ani Mehta** <ani@getfathom.co>
To: [redacted]
Subject: Our crowdfunding campaign
Date: 07.11.2022 10:22:38 (+01:00)

Machangs!

See our final campaign below. It is still in "private mode". Full public launch will be next week.

Our crowdfunding campaign

Have a look. And share this with anyone you think might be interested.

Best,
Ani

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ani Mehta
Founder and CEO, Fathom Technologies
[redacted] | ani@getfathom.co

From: **Ani Mehta** <ani@getfathom.co>
To: [redacted]
Subject: Our crowdfunding campaign
Date: 07.11.2022 10:27:24 (+01:00)

Hi Steve

I hope you are doing well!

I am reaching out to report on the progress of our startup. Over the last couple of months we're been pushing on two primary fronts:

1. Getting the prototype finished for our first product: Fathom ONE
2. Preparing to launch our equity crowdfunding campaign

We are now at a point where we're ready to introduce both of these to the world. My discussions with you and your honest feedback were critical for helping us clarify our vision and getting to this point. And I wanted to share the latest with you as soon as possible.

Our crowdfunding campaign

Would really appreciate it if you could have a look. Feel free to share this with anyone you think might be interested.

Thanks for everything!

Best,
Ani

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ani Mehta
Founder and CEO, Fathom Technologies
[redacted] | ani@getfathom.co

From:	**Ani Mehta** <ani@getfathom.co>
To:	[redacted]
Subject:	Our crowdfunding campaign
Date:	07.11.2022 10:33:13 (+01:00)

Hey Joe

Hope you are well!

I wanted to share with you the latest on our startup. Over the last couple of months we're been pushing on two primary fronts:

1. Getting the prototype finished for our first product: Fathom ONE
2. Preparing to launch our equity crowdfunding campaign

We are now at a point where we're ready to introduce both of these to the world. And I wanted to share the latest with you as soon as possible.

Our crowdfunding campaign

Would really appreciate it if you could have a look. Feel free to share this with anyone you think might be interested.

Thanks!

Best,
Ani

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ani Mehta
Founder and CEO, Fathom Technologies
[redacted] | ani@getfathom.co

From:	**Ani Mehta** <ani@getfathom.co>
To:	[redacted]
Subject:	Our crowdfunding campaign
Date:	07.11.2022 11:53:25 (+01:00)

Hi Alex

I hope you are doing well! Is the new baby here??

I am reaching out to report on the progress of our startup. Over the last couple of months we're been pushing on two primary fronts:

1. Getting the prototype finished for our first product: Fathom ONE
2. Preparing to launch our equity crowdfunding campaign

We are now at a point where we're ready to introduce both of these to the world. My discussions with you and your honest feedback were critical for helping us clarify our vision and getting to this point. And I wanted to share the latest with you as soon as possible.

Our crowdfunding campaign

Would really appreciate it if you could have a look. Feel free to share this with anyone you think might be interested.

Thanks for everything!

Best,
Ani

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ani Mehta
Founder and CEO, Fathom Technologies
[redacted] | ani@getfathom.co

From:	**Ani Mehta** <ani@getfathom.co>
To:	[redacted]
Subject:	Our crowdfunding campaign
Date:	07.11.2022 11:59:05 (+01:00)

Hi! How are you?

See our final campaign below. It is still in "private mode". Full public launch will be next week.

Our crowdfunding campaign

Have a look. And share this with anyone you think might be interested.

Best,
Ani

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ani Mehta
Founder and CEO, Fathom Technologies
[redacted]| ani@getfathom.co

From:	**Ani Mehta** <ani@getfathom.co>
To:	[redacted]
BCC:	**Dennis Ekstrom** <dennis@getfathom.co>
Subject:	Our crowdfunding campaign
Date:	07.11.2022 10:17:23 (+01:00)

Hi Erik

I hope you are doing well!

I am reaching out to report on the progress of our startup. Over the last couple of months we're been pushing on two primary fronts:

1. Getting the prototype finished for our first product: Fathom ONE
2. Preparing to launch our equity crowdfunding campaign

We are now at a point where we're ready to introduce both of these to the world. Your introduction to Tectonic was invaluable - their audio technology is an integral part of Fathom ONE. And I wanted to share the latest with you as soon as I could.

Our crowdfunding campaign

Would really appreciate it if you could have a look. Feel free to share this with anyone you think might be interested.

Thanks for everything!

Best,
Ani

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ani Mehta
Founder and CEO, Fathom Technologies
[redacted] | ani@getfathom.co